# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Landsea Homes Corporation, CIK 0001721386
CUSIP: 51509P103
Title of class of securities: Common stock, $0.0001 par value
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Date of event which requires filing of this statement: 06/25/2025
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.0001 par value
Name of issuer: Landsea Homes Corporation
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Comment: This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 (the "Common Stock"), of Landsea Homes Corporation, a Delaware corporation (the "Issuer"), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons") on December 26, 2024, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 4, 2025, and as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 19, 2025 (such joint statement, as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

As of the close of business on June 25, 2025 and through the date hereof, the Reporting Persons have not had and do not have beneficial ownership of any shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represented an attractive investment opportunity.

On May 23, 2025, Lido Merger Sub, Inc. commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock at a purchase price of $11.30 per share. The Fund tendered 3,197,406 shares of Common Stock held by it into the Offer. On June 24, 2025, Lido Merger Sub, Inc. accepted all tendered shares for purchase.

As a result of the ensuing merger, as of the close of business on June 25, 2025, none of the Reporting Persons had any direct or indirect beneficial ownership of any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b). As of the close of business on June 25, 2025 and through the date hereof, each Reporting Person does not, and the Reporting Persons in the aggregate do not, beneficially own any shares of Common Stock, and each Reporting Person beneficially owns, and the Reporting Persons in the aggregate beneficially own, 0% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

On June 24, 2025, Lido Merger Sub, Inc. accepted for payment 3,197,406 shares of Common Stock tendered by the Fund in the Offer at a purchase price of $11.30 per share. In addition, as a result of the ensuing merger, as of the close of business on June 25, 2025, none of the Reporting Persons had any direct or indirect beneficial ownership of any shares of Common Stock. The Reporting Persons did not effect any other transactions in shares of the Common Stock from May 19, 2025 (the date on which Amendment No. 2 to the Schedule 13D was filed) until July 1, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Paragraph (e) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

As of the close of business on June 25, 2025, the Reporting Persons ceased to beneficially own in the aggregate, and each Reporting Person ceased to beneficially own individually, 5.0% of the class of shares of Common Stock.

## Signatures
- Mill Road Capital III, L.P.: /s/ Deven Petito, Deven Petito, Management Committee Director of Mill Road Capital III GP LLC, its General Partner (07/01/2025)
- Mill Road Capital III GP LLC: /s/ Deven Petito, Deven Petito, Management Committee Director (07/01/2025)
- Thomas E. Lynch: /s/ Deven Petito, Deven Petito, attorney-in-fact (07/01/2025)